

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Via Fax & U.S. Mail

Mr. Rowland W. Day
Chief Executive Officer
Websafety, Inc.
1 Hampshire Court
Newport Beach, CA 92660

  Re: **Websafety, Inc.**
    Form 10-K for the year ended December 31, 2009
    Filed April 14, 2009
    File No. 333-140378

Dear Mr. Day:

  We have reviewed your letter dated December 13, 2010 in response to our comment letter dated October 27, 2010, and have the following additional comments. Please respond to provide the supplemental information and to confirm that such comments will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Balance Sheet, page F-1

Note 1. Nature of Business and Summary of Significant Accounting Policies

Websafety Technology, page F-8

1. We note your response to our prior comments two and three but continue to believe that you have not adequately addressed our comments in an appropriate manner. As previously indicated in our letter dated October 27, 2010, and as discussed with the Company and its auditors on November 30, 2010, in light of the fact that your asset has limited market acceptance and projections for 2010 revenues have not materialized, we believe that based on the limited information you have to date and the new subscriptions you have generated in 2010, you should perform an updated impairment analysis with regards to the Websafety technology asset and adjust the value of the asset to an amount that is supported by recent factual evidence and projections that can be substantiated by factual information. We believe the impairment analysis should be performed as of September 30, 2010, the end of the asset's first year since its introduction to the marketplace as well as the end of the Company's most recent fiscal quarter.

As clarified in our telephone conversations, you may use the information regarding recent contracts to substantiate your projections. However, we expect a supplemental response with actual results compared to projections, no later than January 31, 2011, in order to enable you to determine the amount of additional impairment, if any, to be recorded in the Company's financial statements for the year ended December 31, 2010. Also, to the extent actual results are not in line with projections through December 31, 2010, we expect the Company to perform an updated impairment analysis at that time, to determine an amount of impairment based on recent factual evidence and projections that can be substantiated by factual information. Please note that we do not believe that there is any basis under GAAP to delay completion of an impairment analysis with respect to this asset until March 31, 2011 as proposed in your response. Please note that if we do not receive your response and impairment analysis with respect to this asset by January 31, 2011, we will be forced to consider other actions which we may undertake with respect to the Company's filings.

Please provide us with your proposed disclosure and with the results of your impairment analysis as of September 30, 2010, accompanied by a detailed discussion that indicates to your investors all the assumptions and methodology used. Your disclosures should include at a minimum:

- Your basis or rationale for this asset's estimated life.
- The projected number of subscribers for each future period, and your basis for your estimates. Here, you can discuss your expectations resulting from recent contracts you entered, and how you have determined those projections. You should also explain your basis for converting this information into expected revenue levels for these periods.
- Projected gross margin levels and project cost increases assumed in your impairment analysis along with an explanation of the basis or rationale for these assumptions.
- Actual results through the end of the first year of this asset's life compared to previous projections.

We may have further comment upon reviewing your response and your impairment analysis with regards to the Websafety technology asset.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief